                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                               RENT-A-CENTER, INC.
                       (Name of Subject Company (Issuer))

                          RENT-A-CENTER, INC. (ISSUER)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   76009N 10 0
                      (CUSIP Number of Class of Securities)

                                 MARK E. SPEESE
                            CHAIRMAN OF THE BOARD AND
                             CHIEF EXECUTIVE OFFICER
                              5700 TENNYSON PARKWAY
                                   THIRD FLOOR
                               PLANO, TEXAS 75024
                            TELEPHONE: (972) 801-1100
                 (Name, Address and Telephone Numbers of Person
                        Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)


                                    Copy to:
                             THOMAS W. HUGHES, ESQ.
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                             5400 RENAISSANCE TOWER
                               DALLAS, TEXAS 75270
                            TELEPHONE: (214) 745-5201

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
       TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
------------------------------------   ----------------------------------------
         $145,200,000                                $11,747


*Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,200,000 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $66.00 per share.

**Previously paid.

    [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
            Amount Previously Paid:                Filing Party:
                                      --------                    -------------
            Form of Registration No.:              Date Filed:
                                      --------                    -------------

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    [ ] Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ]  third-party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE TO/A

         This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by Rent-A-Center, Inc., a Delaware corporation, to purchase up to 2,200,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, at a price not greater than $66.00 nor less than $60.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Rent-A-Center's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 1 amends and supplements the Statement on Schedule TO originally filed on April 28, 2003. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

         On May 1, 2003, Rent-A-Center, Inc. announced certain changes to the terms of the previously announced refinancing of its senior credit facilities and of the offering of its new senior subordinated notes. Rent-A-Center initially intended to offer and sell $250 million in aggregate principal amount of senior subordinated notes and to enter into new senior secured credit facilities with a syndicate of lenders involving, among other things, a $450 million term loan. Rent-A-Center now intends to increase the offering of senior subordinated notes to $300 million in aggregate principal amount and to decrease the size of the term loan portion of the senior secured credit facilities to $400 million. Accordingly, Rent-A-Center has filed this Amendment No. 1 to reflect the effects of these changes on the conditions of the offer and on disclosures contained in the previously-filed Tender Offer Statement.

         The responses to the items of the Schedule TO filed April 28, 2003, as incorporated by reference from the Offer to Purchase, are hereby amended as follows:

Item 1. Summary Term Sheet.

1. The text of the paragraph "Summary - What is the purpose of the tender offer?" is amended as follows:

                  We believe that the tender offer is a prudent use of our financial resources given our business profile, assets and current market price, and that investing in our own shares is an attractive use of capital and an efficient means to provide value to our stockholders. Prior to commencing the tender offer we announced our intention to offer and sell $250 million in aggregate principal amount of senior subordinated notes; on May 1, 2003, we increased the size of this offering to $300 million in aggregate principal amount. In addition, we intend to enter into new senior secured credit facilities with a syndicate of lenders that consist of a $400 million term loan, a $120 million revolving credit facility and the right to obtain an additional term loan of up to $80 million under certain circumstances. We will use the net proceeds of the offering of the senior subordinated notes to repurchase our existing 11% senior subordinated notes due 2008 and to repay a portion of the outstanding term debt under our existing senior credit facilities. We will use the proceeds of the new senior secured credit facilities, together with cash on hand, to repay all remaining borrowings under our existing senior credit facilities as well as to finance the tender offer, the repurchase of shares from certain of our stockholders following the completion of the tender offer and for certain other purposes.

2. The last sentence of the paragraph "Summary - How will you pay for the shares?" is amended as follows:

         We anticipate that we will obtain all of the funds necessary to purchase shares tendered in the tender offer, as well as to pay related fees and expenses, by borrowing up to approximately $200 million under the $400 million term loan portion of our new senior secured credit facilities and using cash on hand.

3. The first sentence and first bullet point under the heading "Summary - Are there any conditions to the tender offer?" are amended as follows:

                  Yes. Our obligation to accept for payment and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived prior to the expiration date, including:

                  We shall have successfully refinanced and increased our senior credit facilities with a new $400 million term loan, a $120 million revolving line of credit and the right to obtain an additional term loan of up to $80 million under certain circumstances and sold at least $300 million in aggregate principal amount of our 7.5% senior subordinated notes due 2010, each on terms acceptable to us.

Item 4. Terms of the Transaction.

1. The first sentence and first bullet point under the first paragraph under the heading "7. Conditions to the Offer" are amended as follows:

                  Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of or the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the commencement of the tender offer and before the expiration date any of the following events have occurred (or have been determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the tender offer or with acceptance for payment:

                  we are unable to close on the refinancing and increasing of our senior credit facilities with a new $400 million term loan, a $120 million revolving line of credit and the right to obtain an additional term loan of up to $80 million in certain circumstances and the sale of at least $300 million in aggregate principal amount of our 7.5% senior subordinated notes, each on terms acceptable to us;

Item 6. Purposes of the Transaction and Plans or Proposals.

1. The sixth paragraph under the heading "Introduction" is amended as follows.

         WE BELIEVE THAT THE TENDER OFFER IS A PRUDENT USE OF OUR FINANCIAL RESOURCES GIVEN OUR BUSINESS PROFILE, OUR ASSETS AND THE CURRENT MARKET PRICE OF OUR SHARES, AND THAT INVESTING IN OUR OWN SHARES IS AN ATTRACTIVE USE OF CAPITAL AND AN EFFICIENT MEANS TO PROVIDE VALUE TO OUR STOCKHOLDERS. PRIOR TO COMMENCING THE TENDER OFFER WE ANNOUNCED OUR INTENTION TO OFFER AND SELL $250 MILLION AGGREGATE PRINCIPAL AMOUNT OF SENIOR SUBORDINATED NOTES; ON MAY 1, 2003, WE INCREASED THIS OFFERING TO $300 MILLION IN AGGREGATE PRINCIPAL AMOUNT OF 7.5% SENIOR SUBORDINATED NOTES. IN ADDITION, WE INTEND TO ENTER INTO NEW SENIOR SECURED CREDIT FACILITIES WITH A SYNDICATE OF LENDERS THAT CONSIST OF A $400 MILLION TERM LOAN, A $120 MILLION REVOLVING CREDIT FACILITY AND THE RIGHT TO OBTAIN AN ADDITIONAL TERM LOAN OF UP TO $80 MILLION UNDER CERTAIN CIRCUMSTANCES. WE WILL USE THE NET PROCEEDS OF THE OFFERING OF THE SENIOR SUBORDINATED NOTES TO REPURCHASE OUR EXISTING 11% SENIOR SUBORDINATED NOTES DUE 2008 AND TO REPAY A PORTION OF THE OUTSTANDING TERM DEBT UNDER OUR EXISTING SENIOR CREDIT FACILITIES. WE WILL USE THE PROCEEDS OF THE NEW SENIOR SECURED CREDIT FACILITIES, TOGETHER WITH CASH ON HAND, TO REPAY ALL REMAINING BORROWINGS UNDER OUR EXISTING SENIOR CREDIT FACILITIES AS WELL AS TO FINANCE THE TENDER OFFER, THE REPURCHASE OF SHARES FROM CERTAIN OF OUR STOCKHOLDERS FOLLOWING THE COMPLETION OF THE TENDER OFFER AND FOR CERTAIN OTHER PURPOSES.

2. The seventh paragraph under the heading "2. The Tender Offer - Purpose of the Offer; Certain Effects of the Tender Offer - Purpose of the Offer" is amended as follows:

         Prior to commencing the tender offer we announced our intention to offer and sell $250 million in aggregate principal amount of senior subordinated notes; on May 1, 2003, we increased this offering to $300 million in aggregate principal amount of 7.5% senior subordinated notes. In addition, we intend to enter into new senior secured credit facilities with a syndicate of lenders that consist of a $400 million term loan, a $120 million revolving credit facility and the right to obtain an additional term loan of up to $80 million under certain circumstances. We will use the net proceeds of the offering of the senior subordinated notes to repurchase our existing 11% senior subordinated notes due 2008 and to repay a portion of the outstanding term debt under our existing senior credit facilities. We will use the proceeds of the new senior secured credit facilities, together with cash on hand, to repay all remaining borrowings under our existing senior credit facilities as well as to finance the tender offer, the repurchase of shares from Apollo following the completion of the tender offer and for certain other purposes.

3. The second sentence of the second paragraph under the heading "2. The Tender Offer - Purpose of the Offer; Certain Effects of the Tender Offer - Certain Effects of the Tender Offer" is amended as follows:

         On December 31, 2002, assuming we completed the refinancing of our senior credit facilities and offering of our senior subordinated notes, we would have had total indebtedness of $700 million (of which $300 million would have consisted of the new senior subordinated notes and the balance would have consisted of loans under the new senior credit facilities).

Item 7. Source and Amount of Funds or Other Consideration.

1. The first three paragraphs under the heading "9. Source and Amount of Funds; Recapitalization Transactions" are amended as follows:

                  Source and Amount of Funds. Assuming that we purchase 2,200,000 shares in the tender offer at the maximum specified purchase price of $66.00 per share, $145.2 million will be required to purchase such shares. We expect that the maximum aggregate costs, including all fees and expenses applicable to the tender offer, will be approximately $146 million. We anticipate that we will obtain all of the funds necessary to purchase shares tendered in the tender offer, as well as to pay related fees and expenses, by borrowing up to approximately $200 million under the $400 million term loan portion of our new senior secured credit facilities and using cash on hand. The tender offer is conditioned upon the successful refinancing of our current senior credit facilities and the offering of our senior subordinated notes described below. We do not have alternate financing arranged in the event the refinancing of our current senior credit facilities or the sale of our senior subordinated notes does not take place.

                  Recapitalization. Prior to commencing the tender offer we announced our intention to offer and sell $250 million in aggregate principal amount of senior subordinated notes; on May 1, 2003, we increased this offering to $300 million in aggregate principal amount of 7.5% senior subordinated notes. In addition, we intend to enter into new senior secured credit facilities with a syndicate of lenders that consist of a $400 million term loan, a $120 million revolving credit facility and the right to obtain an additional term loan of up to $80 million under certain circumstances. We will use the net proceeds of the offering of the senior subordinated notes to repurchase our existing 11% senior subordinated notes due 2008 and to repay a portion of the outstanding term debt under our existing senior credit facilities. We will use the proceeds of the new senior secured credit facilities, together with cash on hand, to repay all remaining borrowings under our existing senior credit facilities as well as to finance the tender offer, the repurchase of shares from Apollo following the completion of the tender offer and for certain other purposes.

                  New Senior Credit Facilities. We intend to enter into new senior secured credit facilities with a syndicate of lenders led by Lehman Commercial Paper Inc. as administrative agent. Under the new senior secured credit facilities, we expect to borrow $400 in a term loan, and to have a $120 million revolving credit facility and the right to obtain an additional term loan of up to $80 million under certain circumstances.

2. The seventh paragraph and the first two sentences of the eighth paragraph under the heading "9. Source and Amount of Funds. Recapitalization Transactions" are amended as follows:

                  We have no plans or arrangements to refinance or repay the loans under the new senior credit facilities or the new senior subordinated notes other than pursuant to their respective terms.

                  Notes Offering. Prior to commencing the tender offer, we announced our intention to offer and sell $250 million in aggregate principal amount of senior subordinated notes; on May 1, 2003, we increased this offering to $300 million in aggregate principal amount. These new senior subordinated notes will be seven year notes and pay interest at a rate of 7.5% per annum.

         STATEMENTS IN THIS SCHEDULE TO/A REGARDING THE NOTES OFFERING SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THE SECURITIES TO BE OFFERED IN THE NOTES OFFERING HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THOSE SECURITIES WILL ONLY BE OFFERED THROUGH THE MEANS OF AN OFFERING MEMORANDUM.

Item 10. Financial Statements.

1. The amounts stated for "Book value per share of common stock" on an unaudited pro forma consolidated basis under the heading "10. Certain Financial Information" for the year ended December 31, 2002, under the column headings "Assumed $60.00 Per Share Purchase Price" and "Assumed $66.00 Per Share Purchase Price" are amended to read $18.90 and $18.33, respectively.

2. The amounts stated for "Total assets" on an unaudited pro forma consolidated basis under the heading "10. Certain Financial Information" for the year ended December 31, 2002, under the column headings "Assumed $60.00 Per Share Purchase Price" and "Assumed $66.00 Per Share Purchase Price" are amended to read 1,579,679 and 1,560,719, respectively.

3. The amounts stated for "Stockholders equity" on an unaudited pro forma consolidated basis under the heading "10. Certain Financial Information" for the year ended December 31, 2002, under the column headings "Assumed $60.00 Per Share Purchase Price" and "Assumed $66.00 Per Share Purchase Price" are amended to read 627,357 and 608,397, respectively.

Exhibits.
(a)(1)(i)     Offer to Purchase, dated April 28, 2003.
(a)(1)(ii)    Letter of Transmittal.
(a)(1)(iii)   Letter to Stockholders, dated April 28, 2003.
(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)    Letter to Participants in Our 401(k) Plan.
(a)(5)(i)     Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plan to Refinance Its Senior
              Debt and Repurchase Shares.
(a)(5)(ii)    Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plans to Conduct Modified Dutch
              Auction Tender Offer.
(a)(5)(iii)   Press Release, dated April 28, 2003, Rent-A-Center, Inc. Announces Commencement of Its Modified
              Dutch Auction Tender Offer.
(a)(5)(iv)    Form of Summary Advertisement.
(a)(5)(v)     Press Release, dated May 1, 2003, Rent-A-Center, Inc. to Issue $300 Million of Senior Subordinated
              Notes due 2010 at 7.5% Interest.
(a)(5)(vi)    Press Release, dated May 1, 2003, Rent-A-Center, Inc. Announces Reduction in Senior Term Debt
              Sought.
(d)(1)        Stock Purchase Agreement, dated April 25, 2003, by and among Apollo Investment Fund IV, L.P.,
              Apollo Overseas Partners IV, L.P. and Rent-A-Center, Inc.
(d)(2)        Third Amended and Restated Stockholders Agreement, dated as of December 31, 2002, by and among
              Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center,
              Inc., and certain other persons.
(d)(3)        Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo
              Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P., related to the Series A
              Convertible Preferred Stock.
(d)(4)        Second Amendment to Registration Rights Agreement, dated as of August 5, 2002, by and among
              Rent-A-Center, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.
(d)(5)        Third Amendment to Registration Rights Agreement, dated as of December 31, 2002, by and among
              Rent-A-Center, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.
(d)(6)        Exchange and Registration Rights Agreement, dated December 19, 2001, by and among Rent-A-Center,
              Inc., ColorTyme, Inc., Advantage Companies, Inc., J.P. Morgan Securities, Inc., Morgan Stanley &
              Co. Incorporated, Bear, Stearns & Co. Inc., and Lehman Brothers, Inc.
(d)(7)        Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 2, 2003                Rent-A-Center, Inc.

                                   By: /s/ ROBERT D. DAVIS
                                      -----------------------------------------
                                      Name: Robert D. Davis
                                           ------------------------------------
                                      Title: Chief Financial Officer
                                            -----------------------------------

                                  EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
------        -----------
(a)(1)(i)*    Offer to Purchase, dated April 28, 2003.
(a)(1)(ii)*   Letter of Transmittal.
(a)(1)(iii)*  Letter to Stockholders, dated April 28, 2003.
(a)(1)(iv)*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)*   Letter to Participants in Our 401(k) Plan.
(a)(5)(i)*    Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plan to Refinance Its Senior
              Debt and Repurchase Shares.
(a)(5)(ii)*   Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plans to Conduct Modified Dutch
              Auction Tender Offer.
(a)(5)(iii)*  Press Release, dated April 28, 2003, Rent-A-Center, Inc. Announces Commencement of Its Modified
              Dutch Auction Tender Offer.
(a)(5)(iv)*   Form of Summary Advertisement.
(a)(5)(v)**   Press Release, dated May 1, 2003, Rent-A-Center, Inc. to Issue $300 Million of Senior Subordinated
              Notes due 2010 at 7.5% Interest.
(a)(5)(vi)**  Press Release, dated May 1, 2003, Rent-A-Center, Inc. Announces Reduction in Senior Term Debt
              Sought.
(d)(1)*       Stock Purchase Agreement, dated April 25, 2003, by and among Apollo Investment Fund IV, L.P.,
              Apollo Overseas Partners IV, L.P. and Rent-A-Center, Inc.
(d)(2)(1)     Third Amended and Restated Stockholders Agreement, dated as of December 31, 2002, by and among
              Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center,
              Inc., and certain other persons.
(d)(3)(2)     Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo
              Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P., related to the Series A
              Convertible Preferred Stock.
(d)(4)(3)     Second Amendment to Registration Rights Agreement, dated as of August 5, 2002, by and among
              Rent-A-Center, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.
(d)(5)(4)     Third Amendment to Registration Rights Agreement, dated as of December 31, 2002, by and among
              Rent-A-Center, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.
(d)(6)(5)     Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan.

---------------------
*  Previously filed.
**  Filed herewith.

(1) Incorporated herein by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(2) Incorporated herein by reference to Exhibit 10.22 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(3) Incorporated herein by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(4) Incorporated herein by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(5) Incorporated herein by reference to Exhibit 99.1 to the registrant's Post-Effective Amendment No. 1 to Form S-8 dated as of December 31, 2002.